UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated August 15, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Changes in Nokia Corporation's own shares

Stock exchange release	1 (1)

15 August 2024

Nokia Corporation
Stock Exchange Release
15 August 2024 at 18:30 EEST

Changes in Nokia Corporation's own shares

Espoo, Finland – A total of 1 899 036 Nokia shares (NOKIA) held by the company were transferred today without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the plans as announced on 4 October 2023.

The number of own shares held by Nokia Corporation following the transfer is 152 615 554.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

PÖRSSITIEDOTE	1 (1)

15.8.2024

Nokia Oyj
Pörssitiedote
15.8.2024 klo 18.30 EEST

Muutokset Nokia Oyj:n omien osakkeiden omistuksessa

Espoo – Nokia on tänään luovuttanut 1 899 036 yhtiön hallussa ollutta Nokian osaketta (NOKIA) vastikkeetta suorituksena Nokian osakepohjaisiin kannustinohjelmiin osallistuneille henkilöille ohjelmien ehtojen mukaisesti. Osakkeiden luovutus perustuu 4.10.2023 julkistettuun hallituksen päätökseen yhtiön hallussa olevien osakkeiden antamisesta ohjelmien mukaisten sitoumusten täyttämiseksi.

Nokia Oyj:n hallussa olevien omien osakkeiden lukumäärä luovutuksen jälkeen on 152 615 554.

Nokia

Nokia luo teknologiaa, joka auttaa maailmaa toimimaan yhdessä.

B2B-teknologia- ja innovaatiojohtajana olemme tulevaisuuden aistivien, ajattelevien ja älykkäiden verkkoratkaisujen edelläkävijä. Johtoasemamme pohjautuu osaamiseemme matkapuhelin-, kiinteissä ja pilvipalveluverkoissa. Luomme arvoa immateriaalioikeuksilla ja pitkäaikaisella tutkimus- ja kehitystyöllä palkitun Nokia Bell Labsin johdolla.

Palveluntarjoajat, yritykset ja muut kumppanimme ympäri maailmaa luottavat Nokian verkkojen suorituskykyyn, vastuullisuuteen ja turvallisuusstandardeihin. Työskentelemme yhdessä kumppaneidemme kanssa kehittääksemme tulevaisuuden digitaalisia palveluita ja sovelluksia.

Lisätietoja:

Nokia

Viestintä

Puh. +358 10 448 4900

Sähköposti: press.services@nokia.com

Maria Vaismaa, viestintäjohtaja

Nokia

Sijoittajasuhteet

Puh. +358 40 803 4080

Sähköposti: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2024	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal